As filed with the Securities and Exchange Commission on January 8, 2016.

File No. 812-14478

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FOURTH AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY
ACT OF 1940 FOR AN
ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT
 AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of

INVESTMENT MANAGERS SERIES TRUST,

 RAMIUS TRADING STRATEGIES MF LTD.

and

RAMIUS TRADING STRATEGIES LLC

Please direct all written or oral communications concerning this Fourth Amended and Restated Application to:

Gregory S. Rowland, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4930 (Office)
(212) 701-5930 (Fax)

with copies to:

Michael Glazer, Esq.
Morgan, Lewis & Bockius LLP
300 South Grand Avenue, 22nd Floor
Los Angeles, CA 90071-3132
(213) 680-6646 (Office)
(213) 830-8605 (Fax)

This Fourth Amended and Restated Application (including exhibits) consists of 21 pages. The exhibit index appears on page 15.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

IN THE MATTER OF
Investment Manager Series Trust
235 West Galena Street
 Milwaukee, WI 53212,

Ramius Trading Strategies MF Ltd.
c/o Ramius Trading Strategies LLC
599 Lexington Avenue
 New York, NY 10022

and

Ramius Trading Strategies LLC
599 Lexington Avenue
 New York, NY 10022

Investment Company Act of 1940
 File No. 812-14478

FOURTH AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.  INTRODUCTION

Investment Managers Series Trust (the “Trust”), on behalf of its series, the State Street/Ramius Managed Futures Strategy Fund (the “SS/R Fund”), the SS/R Fund’s wholly-owned subsidiary, Ramius Trading Strategies MF Ltd. (the “SS/R Subsidiary”), and Ramius Trading Strategies LLC (“Ramius”) (collectively, with the Trust, the SS/R Fund and the SS/R Subsidiary, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Trust, on behalf of a Fund (as defined below), and/or its Advisor (as defined below), subject to the approval of the board of trustees of the Trust (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadvisor”) to manage all or a portion of the assets of a Fund1 (either directly or through such Fund’s direct or indirect wholly-owned subsidiary) pursuant to an investment subadvisory agreement with a Subadvisor (each, a “Subadvisory Agreement,” and together the “Subadvisory Agreements”)2 and (b) materially amend Subadvisory Agreements.3

Applicants also apply for an order of the Commission under Section 6(c) exempting a Fund from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (3) certain financial statement disclosure requirements of Sections 6-07(2)(a), (b) and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “1933 Act”) (which may be deemed to require various disclosures regarding sub-advisory fees paid to Subadvisors). The board of directors of any Subsidiary will be appointed by, and can be removed by, the Board of the respective Fund.4

Applicants are seeking this exemption to enable the Advisor and the Board to obtain for a Fund the services of one or more Subadvisors believed by the Board and the Advisor to be particularly well-suited to manage all or a portion of the assets of the Fund (either directly or through such Fund’s Subsidiary or Trading Entity) pursuant to each Subadvisor’s investment style without the delay and expense of convening a special meeting of shareholders. Under the Manager of Managers Structure, the Advisor will evaluate, allocate assets to and oversee the Subadvisors and make recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board.

The requested exemptions will also permit the Advisor or, with respect to the Trading Entities, a Fund (upon the recommendation of the Advisor) to make material amendments to Subadvisory Agreements believed by the Advisor and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, a Fund may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Advisor and the Board. In all cases, an Advisor will be the entity providing general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets (either directly or through such Fund’s Subsidiary or Trading Entities), and, subject to review and approval of the Board, will: (a) set such Fund’s (including its Subsidiary’s and Trading Entities’) overall investment strategies; (b) evaluate, select and recommend Subadvisors to manage all or a part of the Fund’s assets (directly or through its Subsidiary and Trading Entities); (c) allocate and, when appropriate, reallocate the Fund’s assets among one or more Subadvisors (including by allocating and reallocating assets between and among the Fund, the Subsidiary and the Trading Entities); (d) monitor and evaluate the performance of Subadvisors; and (e) implement procedures reasonably designed to ensure that the Subadvisors comply with the investment objective, policies and restrictions of the Subsidiary, Trading Entity and the Fund.

[1]
Applicants also request relief with respect to any other existing or future series of the Trust or any other registered open-end management investment company or series thereof that: (a) is advised by Ramius, including any entity controlling, controlled by or under common control with Ramius or its successors (each, an “Advisor”), (b) uses the manager of managers structure (“Manager of Managers Structure”) described in this Application, and (c) complies with the terms and conditions of this Application (together with the SS/R Fund, the “Funds” and each, individually, a “Fund”). The only existing registered open-end management investment company that currently intends to rely on the requested order is the SS/R Fund and is named as an Applicant. The term “Board” also includes the board of directors or trustees of a future Fund. If the name of any Fund contains the name of a Subadvisor, the name of the Advisor that serves as the primary adviser to the Fund will precede the name of the Subadvisor. For purposes of the requested order, “successor” is limited to any entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]
A Fund may pursue its investment strategies by investing through a direct wholly-owned subsidiary (each such subsidiary, including the SS/R Subsidiary, a “Subsidiary”) or an indirect wholly-owned subsidiary (each, a “Trading Entity”). For purposes of this Application, a Subadvisor to a Trading Entity is referred to as a “Trading Advisor.”

[3]
The requested relief will not extend to (i) any subadviser who is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of a Fund, the Trust or the Advisor, other than by reason of serving as a subadviser to one or more Funds (or the Subsidiary or Trading Entity) or as an investment adviser or subadviser to any series of the Trust other than the Funds (“Affiliated Subadvisor”), or (ii) to SSGA Funds Management, Inc., a non-affiliated subadviser of the SS/R Fund, which manages a portion of the assets of the SS/R Fund and provides services to Ramius with respect to selecting, monitoring, evaluating and allocating assets among the other Subadvisors of the SS/R Fund (collectively with any Affiliated Subadvisor, “Excluded Subadvisors”). For purposes of this Application, no Excluded Subadvisor is included within the defined term “Subadvisor.” To the extent not otherwise exempted by law or rule, shareholder approval will be required for any other subadviser changes and material amendments to subadvisory agreements with respect to subadvisers other than a Subadvisor (all such changes are referred to herein as “Ineligible Subadvisor Changes”).

[4]	All approvals contemplated by this Application to be made by the Board will be made by the Board of the relevant Fund.

II.  BACKGROUND

A.  The SS/R Fund

The SS/R Fund is a series of the Trust, which is organized as a Delaware statutory trust, and is registered under the 1940 Act as an open-end management investment company. The SS/R Fund has its own investment objective, policies and restrictions and is managed by Ramius and an Excluded Subadvisor.

The SS/R Subsidiary is a Cayman Islands corporation wholly-owned by the SS/R Fund. The SS/R Subsidiary is managed by Ramius and an Excluded Subadvisor and provides the SS/R Fund with exposure to commodities within the limits of the federal income tax requirements applicable to the SS/R Fund.5 The members of the board of directors of the SS/R Subsidiary are appointed by, and can be removed by, the Board. Any future Subsidiary will be structured and operate in the same manner as the SS/R Subsidiary (except that it may or may not have an Excluded Subadvisor).

The SS/R Subsidiary currently invests some or all of its assets in one or more of seven Trading Entities, which are organized as Delaware limited liability companies or other business entities. Each Trading Entity is wholly owned by the SS/R Subsidiary and thus indirectly wholly owned by the SS/R Fund. The SS/R Subsidiary, as sole managing member of each Trading Entity, has caused each Trading Entity to enter directly into a Subadvisory Agreement with a Trading Advisor,6 pursuant to which such Trading Advisor is solely responsible, subject to the oversight of Ramius and the SS/R Fund Board, for directing the day-to-day investment decisions of such Trading Entity. The SS/R Fund and Ramius are not parties to the Trading Entities’ Subadvisory Agreements. As described below, however, the Subadvisory Agreements between the Trading Entities and the Trading Advisors must be approved by the Board of the Fund pursuant to Section 15(c) of the 1940 Act.7

The Trading Entities are subject to the overall supervision and management of Ramius and the SS/R Fund Board. With respect to Ramius, as adviser to the Subsidiary, Ramius is authorized, pursuant to the SS/R Subsidiary Advisory Agreement (as defined below) and the Trading Entities’ organizational documents, to exercise the SS/R Subsidiary’s rights (as member manager of the Trading Entities) to control the Trading Entities’ supervision of their Trading Advisors and the Trading Entities’ entering into, amendment of and termination of their Subadvisory Agreements with Trading Advisors. The SS/R Fund Board exercises supervision of the Trading Entities through its supervision, pursuant to the SS/R Advisory Agreement, of the Advisor and the Advisor’s exercise of the foregoing rights and through the Board’s ability, as trustees of the sole shareholder of the SS/R Subsidiary, to control the SS/R Subsidiary and therefore the SS/R Subsidiary’s exercise of its rights as member manager of the Trading Entities. Further, the SS/R Subsidiary’s organizational documents provide that the SS/R Subsidiary may not itself, and may not cause the Trading Entities to, enter into, amend or terminate a Subadvisory Agreement without the approval of the Board of the SS/R Fund in accordance with Section 15(c) of the 1940 Act. Any future Trading Entity will be subject to the supervision and management of the relevant Advisor and Board as the existing Trading Entities described in this Application.

[5]	The Trading Entities do not have boards of directors or trustees; instead, the Subsidiary serves as their member manager (or general partner).
[6]
With respect to the Trading Entity managed by Fulcrum Asset Management Ltd, its affiliate Fulcrum Asset Management LLP is also a party to the Subadvisory Agreement (as defined below) with such Trading Entity. This Trading Entity pays a single advisory fee to Fulcrum Asset Management Ltd for the services rendered by both entities. Each Trading Entity is (and will be) subadvised by a single Trading Advisor, which term will include any entity controlling, controlled by, or under common control with the Trading Advisor for which the Trading Entity pays a single advisory fee.

[7]	A Fund will not rely on the requested order with respect to any Subadvisory Agreement that has not been approved by the Board of the Fund pursuant to Section 15(c) of the 1940 Act.

B.  Ramius; Investment Advisory and Subadvisory Services

Ramius is a limited liability company organized under the laws of the State of Delaware and is a subsidiary of Cowen Group Inc., a publicly-held diversified financial services firm. Ramius is registered, and any other Advisor will be registered, as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Ramius serves as the Advisor of the SS/R Fund and Ramius or another Advisor will serve as investment adviser to any future Funds. Ramius’ primary business activity is providing investment management services to the SS/R Fund, as well as providing investment management services to other registered investment companies, individuals, corporations and other organizations through separately managed accounts.

1. Investment Advisory Services

Ramius has entered into an investment advisory agreement with the SS/R Fund (the “SS/R Advisory Agreement”), and any future Fund will enter into an investment advisory agreement with an Advisor (together with the SS/R Advisory Agreement, the “Advisory Agreements”). Ramius has also entered into an investment advisory agreement with the SS/R Subsidiary (the “SS/R Subsidiary Advisory Agreement”), and any future Subsidiary will enter into an investment advisory agreement with the respective Advisor (together with the SS/R Subsidiary Advisory Agreement, the “Subsidiary Advisory Agreements”). Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Advisor will be responsible for the overall management of the Fund’s business affairs and selecting the Fund’s investments according to the Fund’s investment objectives, policies, and restrictions. Under the terms of the Subsidiary Advisory Agreement the Advisor will be responsible for the overall management of the Subsidiary’s business affairs and selecting the Subsidiary’s investments according to the Subsidiary’s investment objectives, policies, and restrictions. The Subsidiary may pursue its investment strategy by investing some or all of its assets in wholly-owned Trading Entities managed by Trading Advisors and overseen by the Advisor, as noted above.

For the investment advisory services that it provides to the Fund, the Advisor receives the fee specified in the Advisory Agreement from such Fund based on the Fund’s average daily net assets. In the interest of limiting the expenses of the Fund, the Advisor may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Fund. In this regard, Ramius has entered into an expense waiver agreement with the SS/R Fund (the “Expense Waiver Agreement”). Pursuant to the Expense Waiver Agreement, Ramius agrees to waive or reduce its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of the SS/R Fund. This limit excludes certain of the SS/R Fund expenses, such as brokerage costs and extraordinary expenses, as well as the expenses of the Subsidiaries and Trading Entities.

The terms of the Advisory Agreements and Subsidiary Advisory Agreements comply or, in the case of future agreements, will comply with Section 15(a) of the 1940 Act. The Advisory Agreements were or will be approved by the Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Advisor (the “Independent Trustees”) and were or will be approved by the shareholders of the respective Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. The approval of the Subsidiary Advisory Agreements was or will be effected in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder as if the Subsidiary Advisory Agreement were between the Advisor to the Subsidiary and the Fund that owns that Subsidiary. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement or any Subsidiary Advisory Agreement.

2. Subadvisory Services

Consistent with the terms of the SS/R Advisory Agreement and the SS/R Subsidiary Advisory Agreement, Ramius has selected and entered into (or, with respect to the Trading Entities, caused the applicable Trading Entity to enter into) separate Subadvisory Agreements with Subadvisors to provide for the day-to-day management of the assets of the SS/R Fund either directly or through the direct or indirect wholly-owned Subsidiary and Trading Entities of the SS/R Fund.8

Each Trading Entity of the SS/R Fund has entered into a Subadvisory Agreement with one of the following Trading Advisors:

[8]
Applicants note that the Advisor is not a party to the Subadvisory Agreements entered into with the Trading Advisors. Such agreements are between just the relevant Trading Entity and Trading Advisor. However, as discussed in section II.A of this Application, the Advisor is or will be authorized, pursuant to the relevant Subsidiary Advisory Agreement and the relevant Trading Entities’ organizational documents, to control the Trading Entities’ supervision of their Trading Advisors.

Aspect Capital Limited
Fulcrum Asset Management Ltd and Fulcrum Asset Management LLP
IPM Informed Portfolio Management AB
Lynx Asset Management AB
Winton Capital Management Limited
PGR Capital LLP
QMS Capital Management LP

Consistent with the terms of the Advisory Agreement and the Subsidiary Advisory Agreement, the Advisor will select and enter into (or, with respect to the Trading Entities, cause the applicable Trading Entity to enter into) separate Subadvisory Agreements with Subadvisors to provide for the day-to-day management of the assets of the Fund either directly or through the direct or indirect wholly owned Subsidiary and Trading Entities of the Fund. Under each Subadvisory Agreement, the respective Subadvisor will exercise portfolio management discretion with respect to all or a portion of the Fund’s portfolio, subject to the supervision of the Advisor and the Board. Pursuant to the Subadvisory Agreement, the Subadvisor will be obligated, among other things, to assist the Advisor in maintaining the Fund’s compliance with its investment objectives, policies and restrictions as well as applicable provisions of the 1940 Act and other applicable regulations, to maintain documentation required to be retained pursuant to the 1940 Act and/or the Advisers Act relevant to investment management services rendered by the Subadvisor to the Fund (or to the Subsidiary or a Trading Entity), and to provide periodic reporting to the Board regarding the performance of that portion of the Fund for which the Subadvisor renders investment management services. The number of Subadvisors employed by the Fund could change over time.

The existing Subadvisory Agreements have been approved by the Board, including by a majority of the Independent Trustees, and a majority of the SS/R Fund’s outstanding voting securities, as defined in the 1940 Act, in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act. Each future Subadvisory Agreement will be approved by the Board, including a majority of the Independent Trustees in accordance with Sections 15(a) and 15(c) of the 1940 Act. If the requested relief is granted, approval by the shareholders of the affected Fund will not be sought or obtained. In addition, the terms of these Subadvisory Agreements will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisor to a Fund (or to the Subsidiary or a Trading Entity) is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act or not subject to such registration.

Subject to approval by the Board and a majority of the Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Fund, including, in particular, the selection and supervision of the Subadvisors, will be vested in the Advisor, subject to general oversight and approval by the Board. Thus, the Advisor will supervise the management and investment programs and operations of the Fund and evaluate the abilities and performance of other asset management firms to identify appropriate Subadvisors for the Fund’s various strategies. After a Subadvisor is selected, the Advisor will continuously supervise and monitor the Subadvisor’s performance and periodically recommend to the Board which Subadvisors should be retained or released.

The Advisor, under the Advisory Agreement and Subsidiary Advisory Agreements, will employ Subadvisors for the Fund (or the Subsidiary or the Trading Entity). The Advisor will select Subadvisors based on the Advisor’s evaluation of the Subadvisors’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board. The Advisor will allocate and, when appropriate, reallocate the Fund’s assets among Subadvisors (including by allocating the Fund’s assets to the Fund’s Subsidiary and/or among the Trading Entities of the Fund). Each Subadvisor will have discretionary authority to invest the Fund’s assets assigned to it. The Advisor intends to achieve the Fund’s investment objective by selecting separate Subadvisors to implement distinct strategies for the Fund, based upon the Advisor’s evaluation of each Subadvisor’s expertise and performance in managing the Fund’s assets. The Advisor will monitor each Subadvisor for the Fund for compliance with the Fund’s specific investment objective, policies and strategies. In addition, the Advisor and/or Excluded Subadvisors may manage a portion of the assets of the Fund itself pursuant to the Fund’s investment strategy.

Under the Manager of Managers Structure, Subadvisor evaluation on both a quantitative and qualitative basis will be an ongoing process. The Advisor periodically will gather and analyze certain performance information regarding the Fund. If the Fund underperforms relevant indices or its peer group over time, or if the Advisor has other concerns about the Fund or its Subadvisor (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadvisor, or concerns about compliance and operational capabilities), the Advisor will assess the continued ability of the Subadvisor to meet the Fund’s investment objective. The Advisor will monitor possible replacement Subadvisors for the Fund so that any transition can be recommended to the Board and, if approved, effected on a timely basis, should a Subadvisor change be warranted. Absent exemptive relief, however, replacing a Subadvisor would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

The Advisor will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisors, and will make recommendations to the Board as needed. For the investment advisory services they provide to a Fund, each Subadvisor will receive monthly fees from the Advisor or such Fund (or Subsidiary or Trading Entity). Such fees will be calculated at an annual rate based on either the average daily net assets or the nominal trading level9 of the Fund managed by that Subadvisor. In addition, with respect to commodity interest trading services, a Trading Advisor may receive from its Trading Entity an annual incentive fee calculated as a percentage of the Trading Entity’s realized and unrealized net profits. Each Subadvisor will bear its own expenses of providing subadvisory services to the applicable Fund.

The terms of the Subadvisory Agreements will also be reviewed and renewed on an annual basis by the Board of the relevant Fund, including a majority of the Independent Trustees in accordance with Section 15(c) of the 1940 Act. Each year, the Board will review contract matters, including matters relating to Advisory Agreements and Subadvisory Agreements, with care and diligence in accordance with its fiduciary duties. The Board will review, as requested by the Board in accordance with Section 15(c) of the 1940 Act, appropriate materials received from the Advisor, the Subadvisors, independent third parties and independent counsel. The Board will consist of a majority of Independent Trustees. The Applicants will continue this annual review and renewal process for Subadvisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Advisor and Subadvisors when it is asked to approve or renew Subadvisory Agreements. The Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Advisory Agreements and any applicable Subadvisory Agreements is available in such Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N-1A. The information provided to the Board will be maintained as part of the records of the respective Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

A Fund will not rely on the requested order if the operation of such Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section V below.10 A Fund’s prospectus will, at all times that such Fund is relying on the requested order, contain the disclosure required by condition 2 set out in Section V below.

III.  APPLICABLE LAW

A.  Shareholder Voting

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.…

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.…

Rule 18f-2 further provides that:

[9]
The Fund’s nominal trading level may exceed its total assets due to notional funding. Notional funding is a form of leverage. Through the use of notional funding, a Fund’s (or a Subsidiary’s or Trading Entity’s) nominal trading level will exceed the cash deposited in its trading accounts. The difference between the amount of cash deposited in the account of the Fund (or Subsidiary or Trading Entity) and the nominal trading level of the account is called notional funding. The use of notional funding will increase the volatility of the Fund (or the Subsidiary or Trading Entity) and may subject it to more frequent margin calls. The Applicants are not seeking relief under Section 18 of the 1940 Act with respect to the trading strategies described here.

[10]
A Fund will be required to obtain shareholder approval of the Manager of Managers Structure before relying on the order requested in this Application. If a Fund obtains shareholder approval of the Manager of Managers Structure prior to the requested order being granted, such Fund’s prospectus will disclose at all times following that approval the potential existence, substance and effect of the requested order and the other disclosures provided for in condition 2 below. If a Fund’s prospectus did not, at all times following shareholder approval of the Manager of Managers Structure, contain appropriate disclosure that such Fund has applied for, or has received, exemptive relief to operate under the Manager of Managers Structure, as required by condition 2 to this Application, the Fund will obtain shareholder approval before relying on the order.

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as the following:

“Investment adviser” of an investment company means (A) any person … who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities or other property … and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A).

Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company or directly with an investment company. Accordingly, the Subadvisors are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement. Therefore, without the exemption applied for herein, a Fund (or Subsidiary or Trading Entity): (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadvisor; and (b) would be prohibited from continuing the employment of an existing Subadvisor whose contract had been assigned as a result of a change in “control,” unless the Advisor and the Fund were to incur the costs of convening a special meeting of the Fund’s shareholders to approve the Subadvisor’s selection and/or the change in the Subadvisory Agreement.

B.  Disclosure of Subadvisor Fees

The following provisions of the federal securities laws and rules thereunder have the effect of requiring a Fund to disclose the fees paid by such Fund (or the Subsidiary or a Trading Entity) to an Advisor and, if any, each of the Subadvisors:

1.            Form N-1A is the registration statement used by open-end management investment companies. Item 19(a)(3) of Form N-1A requires that the Fund set forth in its statement of additional information (“SAI”) with respect to each investment adviser the method of calculating the advisory fee payable by the Fund, including the total dollar amounts paid to each adviser by the Fund (or the Subsidiary or a Trading Entity) for the last three fiscal years.

2.            Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Subparagraphs (c)(1)(ii) and (c)(1)(iii) of Item 22 of Schedule 14A and paragraphs (c)(8) and (c)(9) of Item 22 of Schedule 14A, taken together, require that a proxy statement for a shareholder meeting at which an advisory contract is to be voted upon include, among other information, the “rate of compensation of the investment adviser” and the “aggregate amount of the investment adviser’s fees.” These items require the Fund to disclose, in proxy statements relating to shareholder meetings called for the purpose of voting on an Advisory Agreement or a Subadvisory Agreement, the fees paid to the Subadvisors and, if a change in fees is proposed, the existing and proposed rate schedule for management fees and advisory fees paid to the Advisor and Subadvisors.

More specifically, Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement of a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an existing investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the differences between (i) and (ii) stated as a percentage of the amount stated in (i).

3.            Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Fund’s financial statements to include information concerning fees paid to the Subadvisors.

C.  General Exemptive Authority Under Section 6(c) of the 1940 Act

Section 6(c) of the 1940 Act provides, in part, that:

The Commission . . . by order upon application, may conditionally or unconditionally exempt any person . . . or any class or classes of persons . . . from any provisions of [the 1940 Act] . . . or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].

IV.  REQUEST FOR EXEMPTIVE RELIEF

A.  Exemptions Requested

1.            Shareholder Voting Requirements

For the reasons set forth below and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder that require an Advisor and a Fund to submit Subadvisory Agreements to the Fund’s shareholders for approval prior to selecting a Subadvisor or materially amending a Subadvisory Agreement.

2.            Disclosure of Subadvisors’ Fees

Applicants further request, with respect to the disclosure of each Subadvisor’s fees, exemptions from various provisions of the 1940 Act and the rules thereunder, as discussed more fully below, so that Applicants need only disclose in a Fund’s registration statement, proxy statements, and financial statements required under Regulation S-X the “Aggregate Fee Disclosure,” as defined below. Specifically, Applicants request the following relief with respect to disclosure of each Subadvisor’s fees:

a.            Exemption from Item 19(a)(3) of Form N-1A, to the extent necessary to permit Applicants to disclose (both as a dollar amount and as a percentage of the respective Fund’s net assets) in the Fund’s registration statement only the Aggregate Fee Disclosure. For a Fund, “Aggregate Fee Disclosure” means: (i) aggregate fees paid to the Advisor and any Excluded Subadvisors; and (ii) aggregate fees paid to Subadvisors other than Excluded Subadvisors. The Aggregate Fee Disclosure for a Fund also will include separate disclosure of any subadvisory fees paid to any Excluded Subadvisors.

b.            Exemption from Rule 20a-1 under the 1940 Act, including particularly the requirements of Schedule 14A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9), to the extent necessary to permit Applicants to disclose in the Fund’s proxy statements only the Aggregate Fee Disclosure where required to provide disclosure in accordance with any of the above-described Items.

c.            Exemption from Regulation S-X, including particularly Sections 6-07(2)(a), (b) and (c), to the extent necessary to permit the Fund’s financial statements to contain only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

For the reasons set forth below, Applicants submit that the requested exemptions are in accordance with the standards of Section 6(c) of the 1940 Act.

B.  Shareholder Voting Requirements

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Trust, on behalf of a Fund, and/or its Advisor, subject to the approval of the Board, to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval. Applicants believe this relief should be granted because: (1) the Advisor either operates or intends to operate a Fund in a manner different from that of a traditional investment company and doing so is appropriate in the public interest and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act; and (2) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholders’ interests are adequately protected through Board oversight.

The investment advisory arrangements for a Fund will be different from those of traditional investment companies. Under the traditional structure, the adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. With respect to a Fund, the Advisor, in addition to making investment decisions regarding the Fund’s asset allocation strategy, will select, supervise and evaluate one or more Subadvisors to make the day-to-day investment decisions for the investment portfolio of the Fund (or portion thereof) in accordance with the investment program established for the Fund by the Advisor. This is a service that the Advisor believes will add value to the investments of a Fund’s shareholders because the Advisor will be able to select those Subadvisors who have distinguished themselves through successful performance in the market sectors in which the Fund invests.

A Fund will hold itself out as an investment vehicle whereby investors look to the Advisor as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisors. The Advisor will select those Subadvisors that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those Subadvisors will, in turn, select and oversee the selection of portfolio investments. Under the Manager of Managers Structure, the selection or change in a Subadvisor will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.11 This is true as well in the case of the Trading Entities and their Trading Advisors. The Trading Entities are simply a means by which a Fund pursues its investment strategy. As with other Subadvisors to a Fund, the Trading Advisors make day-to-day investment decisions for the Trading Entities in accordance with the investment program established for the Fund by the Advisor and the Fund’s shareholders look to the Advisor to manage the Fund (including the Subsidiary and the Trading Entities) as a whole and to evaluate, select and recommend to the Board the hiring of Subadvisors to manage the investment of the Fund’s assets through the Subsidiary and Trading Entities.

From the perspective of the shareholder, the role of the Subadvisors (including the Trading Advisors) with respect to a Fund will be substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Subadvisors are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objective and policies and have no significant supervisory, management or administrative responsibilities with respect to the Fund (or Subsidiary or Trading Entities). Shareholders will rely on the Advisor’s expertise to select one or more Subadvisors best suited to achieve the Fund’s investment objectives (including Trading Advisors managing the Fund’s assets through Trading Entities). Shareholders will look to the Advisor when they have questions or concerns about the Fund’s management or about the Fund’s investment performance. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or changes in his or her compensation. There is no compelling policy reason why a Fund’s shareholders should be required to approve the Subadvisors’ relationships with the Fund, any more than shareholders of a traditional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

Applicants seek exemptions from the shareholder approval provisions of Section 15 of the 1940 Act to enable a Fund to act immediately upon the Advisor’s recommendations with respect to the Subadvisors by eliminating the expense and time delay involved in seeking shareholder approval. The shareholders of a Fund rely on the Advisor to perform these selection and monitoring functions and to respond immediately to any significant change in the advisory services provided to the Fund.

[11]	Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

If the requested relief is not granted, when a new Subadvisor is retained by a Fund (or a Subsidiary or Trading Entity), the Fund’s shareholders would be required to approve the Subadvisory Agreement with that Subadvisor. Similarly, if an existing Subadvisory Agreement of a Subadvisor is amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the affected Fund would be required. In addition, the Fund (or Subsidiary or Trading Entity) would be prohibited from continuing to retain an existing Subadvisor whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadvisor unless shareholder approval was obtained. In all of these cases, the need for shareholder approval would require the Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process is time-intensive, costly and slow and, in the case of a poorly performing Subadvisor or one whose management team has left, potentially harmful to the Fund and its shareholders.

The ongoing consolidation in the investment management industry has led to an increase in the number of changes in “control” of investment advisers, such as the Subadvisors. Under Section 15(a) of the 1940 Act, these consolidation transactions may trigger the automatic termination provision of any subadvisory agreements that such advisers have with respect to an investment company, regardless of whether there is any change in the personnel that actually provide advisory services to such investment company. In the context presented here, requiring the Advisor and the Fund to obtain immediate and costly shareholder approval for every change in control of a Subadvisor would be unreasonably burdensome. In all of these cases, shareholder approval would require the Fund to call and hold a shareholder meeting, create and distribute proxy materials and solicit votes from shareholders on behalf of the affected Fund.

A Fund’s shareholders will be able to exercise control over their relationships with the Advisor, the party the shareholders will have chosen to hold accountable for investment results and related services. The requested relief will continue to provide significant protection for prospective shareholders comparable to the protection provided by Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. No Fund will rely on the order requested in this Application unless: (i) the operation of the Fund in the manner described in this Application has been approved by a majority of its outstanding voting securities or, in the case of a Fund that has not yet commenced operations, by its initial sole shareholder; and (ii) the nature of the Fund’s investment management and investment advisory arrangements is fully disclosed in the Fund’s registration statement. Accordingly, a prospective shareholder will have the opportunity to make an informed choice as to whether to invest in an entity having a Fund’s investment management and investment advisory arrangements.

Primary responsibility for management of a Fund, including the selection and supervision of Subadvisors, is vested in the Advisor, subject to the oversight of the Board. The Advisory Agreement will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirements for shareholder voting. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisors in the Advisor in light of the management structure of the Fund and shareholders’ expectation that the Advisor will utilize its expertise and select the most able Subadvisors.

Under the requested order, the selection of each Subadvisor by the Advisor will continue to be subject to the scrutiny of the Board. One of the conditions set forth below specifically requires that Independent Trustees constitute a majority of the Board. The Board, including the Independent Trustees, will consider and vote on each proposed Subadvisory Agreement and any material amendment to an existing Subadvisory Agreement, thereby providing for independent scrutiny by persons bound by their fiduciary duty to look after the interests of a Fund’s shareholders.

Prospective shareholders will be provided with adequate information about each Subadvisor. The prospectus and SAI for the Fund will disclose information concerning the identity and qualifications of the Subadvisors in full compliance with Form N-1A (modified to permit Aggregate Fee Disclosure for which relief is being requested in this Application). If a new Subadvisor is retained, or a Subadvisory Agreement is materially amended, a Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497 under the 1933 Act, as applicable. Furthermore, if a new Subadvisor is retained in reliance on the requested order, the affected Fund will inform shareholders of the hiring of a new Subadvisor pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) within 90 days after a new Subadvisor is hired for any Fund (or its Subsidiary or Trading Entity), that Fund will send its shareholders either a Multi-manager Notice12 or a Multi-manager Notice and Multi-manager Information Statement13; and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Subadvisors provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Subadvisory Agreements.

[12]
A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the 1934 Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadvisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Fund.

The contemplated arrangements are consistent with the protection of investors because they permit a Fund to avoid the administrative burden and expense associated with a formal proxy solicitation and provide adequate disclosure to shareholders. In the absence of the exemptive relief requested in this Application, shareholders would bear the higher expenses associated with a formal proxy solicitation and would receive essentially the same information.

The standards for exemption from shareholder voting requirements pursuant to Section 6(c) of the 1940 Act are satisfied. Because of the organizational structure of the Funds, the granting of Applicants’ request for relief from the costs of special shareholder meetings and proxy solicitations and the potential delays of changing Subadvisors is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

The requested order will not, however, allow for an increase in the aggregate advisory fee rate payable by a Fund without shareholder approval. Pursuant to condition 13, if an increase in subadvisory fees could directly or indirectly result in an increase in the aggregate advisory fee rate payable by the Fund, then shareholder approval is required for any new Subadvisory Agreement, or any amendment to an existing Subadvisory Agreement relating to the fees payable under such Subadvisory Agreement, if the new or amended fee rate would be higher than the highest of the rates payable to the other existing Subadvisors to which the Adviser could have allocated the assets that will be managed by a Subadvisor under the new or amended fee rate. In situations in which a Subadvisor is paid both an asset-based fee and a performance fee, these fees will be considered together for purposes of determining whether a new or amended Subadvisory Agreement results in an increase in the aggregate advisory fee rate.14 Shareholder approval will not be required, however, for a decrease in a Subadvisor’s fee or a decrease in a component of a Subadvisor’s fee that is not accompanied by an increase in another component of such Subadvisor’s fee (e.g., a change from a 2%/20% fee to a fee of 2% of assets managed plus 10% of capital gains realized would not require shareholder approval).

C.  Disclosure of Subadvisor Fees

Applicants seek an exemption to permit a Fund to only provide the Aggregate Fee Disclosure under the following rules and forms: (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act; and (3) Sections 6-07(2)(a), (b) and (c) of Regulation S-X. Applicants believe that the relief should be granted because the Advisor will operate a Fund under a Manager of Managers Structure; consequently, disclosure of the individual fees that the Advisor or the Fund pays (directly or through the Subsidiary or Trading Entities) to possibly multiple Subadvisors of the Fund would not serve any meaningful purpose.

The advisory fee that will be paid to the Subadvisors will be negotiated by an Advisor acting as investment adviser to a Fund, with the expectation that the Advisor will seek to negotiate the lowest appropriate advisory fee to the Subadvisors. An Advisor’s ability to negotiate with the various Subadvisors would be adversely affected by public disclosure of fees paid to each Subadvisor. If an Advisor is not required to disclose the Subadvisors’ fees to the public, such Advisor may be able to negotiate rates that are below a Subadvisor’s “posted” amounts, the benefits of which are likely to be passed on to shareholders. Moreover, if one Subadvisor is aware of the advisory fee paid to another Subadvisor, the Subadvisor is unlikely to decrease its advisory fee below that amount. The non-disclosure of Subadvisors’ fees is in the best interest of a Fund and its shareholders where such disclosures would increase costs to shareholders without an offsetting benefit.

[13]
A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

[14]
For purposes of illustration, if a Fund pays Subadvisor A a fee of 2% of assets managed plus 20% of capital gains realized (a “2%/20% fee rate”), and pays Subadvisor B a fee of 1% of assets managed plus 30% of capital gains realized (a “1%/30% fee rate”), a new Subadvisor could be engaged without shareholder approval at either a 2%/20% fee rate or a 1%/30% fee rate, but shareholder approval would be required for a new Subadvisory Agreement with a fee of 2% of assets managed plus 30% of capital gains realized. Similarly, the Fund could amend, without shareholder approval, Subadvisor B’s Subadvisory Agreement to implement a 2%/20% fee rate in place of the 1%/30% fee rate.

The disclosure of fees paid to individual Subadvisors would also lessen a Fund’s ability to operate in the Manager of Managers Structure. The ability to negotiate reductions from “posted” Subadvisor fees is an important element of this structure and a Fund’s ability to offer investors a Manager of Managers Structure investment product at a price which is competitive with single adviser investment companies. The Manager of Managers Structure will provide an important and beneficial alternative to single adviser funds, and the investors and the public interest would not be well served if this alternative were unavailable at a competitive price.

Disclosure of individual Subadvisor fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser. In the case of a single adviser or traditional mutual fund, disclosure is made of the compensation of the adviser, but shareholders are not told or asked to vote on the salary paid by the adviser to individual portfolio managers. Similarly, in the case of a Fund, the shareholders will have chosen to employ an Advisor and to rely upon its expertise in monitoring the Subadvisors, recommending the Subadvisors’ selection and termination (if necessary), and negotiating the compensation of the Subadvisors. There are no policy reasons that require shareholders of such funds to be told the individual subadviser fees any more than shareholders of a traditional single adviser investment company would be told of the adviser’s portfolio managers’ salaries.15

The standards for an exemption to permit Aggregate Fee Disclosure pursuant to Section 6(c) of the 1940 Act are satisfied. For the reasons stated above, the granting of Applicants’ request for relief from the potential higher Subadvisory fees that would result from the public disclosure of each Subadvisor’s fee rate is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

D.  Precedents for Relief

The relief requested in this Application is similar to the relief granted in Cohen & Steers Real Assets Fund, Inc., et al., ICA Release Nos. 30413 (March 4, 2013) (notice) and 30442 (March 29, 2013) (order); Curian Capital, LLC, ICA Release Nos. 29794 (September 19, 2011) (notice) and 29836 (October 17, 2011); Investment Managers Series Trust, ICA Release Nos. 29787 (September 13, 2011) and 29833 (October 12, 2011); Sterling Capital Corporations, et al., ICA Release Nos. 29713 (July 1, 2011) (notice) and 29738 (July 26, 2011) (order); Simple Alternatives, LLC, et al.; ICA Release Nos. 29616 (Mar. 24, 2011) (notice) and 29629 (Apr. 19, 2011) (order); and Highland Capital Management, L.P., et al.; ICA Release Nos. 29445 (Sept. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order).

E.  Commission Proposed Rule

Applicants agree that the requested order will expire on the effective date of any Commission rule adopted under the 1940 Act that provides substantially similar relief to that in the requested order.

V.  CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in this Application will be approved by a majority of the Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a new Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund’s shares to the public.

[15]
Under the Commission’s disclosure requirements applicable to fund portfolio managers (see Investment Company Act Release No. 26533 (Aug. 23, 2004)) a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that each Fund’s SAI will, before the Fund relies on the requested order, describe, and will thereafter continue to describe, the structure and method used to determine the compensation received by a portfolio manager employed by a Subadvisor. In addition to this disclosure with respect to portfolio managers, Applicants state that the SAI describes, and will continue to describe, the structure of, and method used to determine, the compensation received by a Subadvisor.

2. The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in this Application. Each prospectus will prominently disclose that the Advisor has the ultimate responsibility, subject to oversight by the Board, to oversee the Subadvisors and recommend their hiring, termination and replacement.

3. The Advisor will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets (either directly or through such Fund’s Subsidiary or Trading Entity). Subject to review and approval of the Board, the Advisor will (a) set each Fund’s (including its Subsidiary’s and Trading Entities’) overall investment strategies, (b) evaluate, select, and recommend Subadvisors to manage all or a portion of each Fund’s assets (directly or through the Subsidiary or Trading Entities), and (c) implement procedures reasonably designed to ensure that Subadvisors comply with the relevant Fund’s, Subsidiary’s and/or Trading Entity’s investment objective, policies and restrictions. Subject to review by the Board, the Advisor will (a) when appropriate, allocate and reallocate a Fund’s assets among multiple Subadvisors (including by allocating and reallocating assets between and among the Fund, the Subsidiary and the Trading Entities); and (b) monitor and evaluate the performance of the Subadvisors.

4. A Fund will not make any Ineligible Subadvisor Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5. A Fund will inform its shareholders of the hiring of a new Subadvisor within 90 days after the hiring of the new Subadvisor pursuant to the Modified Notice and Access Procedures.

6. At all times, at least a majority of the Board of each Fund will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

7. Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8. The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadvisor during the applicable quarter.

9. Whenever a Subadvisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

10. Whenever a Subadvisor change is proposed for a Fund (or a Subsidiary or Trading Entity) with an Excluded Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Advisor or the Excluded Subadvisor derives an inappropriate advantage.

11. No trustee or officer of the Trust or a Fund, or partner, director, manager or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadvisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadvisor or an entity that controls, is controlled by, or is under common control with a Subadvisor.

12. Each Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13. Any new Subadvisory Agreement or any amendment to a Fund’s (or any Subsidiary’s or Trading Entity’s) existing Advisory Agreement or Subadvisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Fund will be submitted to the Fund’s shareholders for approval.

14. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VI.  CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VII.  PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

Investment Manager Series Trust
235 West Galena Street
 Milwaukee, WI 53212

Ramius Trading Strategies MF Ltd.
c/o Ramius Trading Strategies LLC
599 Lexington Avenue
 New York, NY 10022

Ramius Trading Strategies LLC
599 Lexington Avenue
 New York, NY 10022

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Gregory S. Rowland, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4930 (Office)
 (212) 701-5930 (Fax)

Michael Glazer, Esq.
Morgan, Lewis & Bockius LLP
300 South Grand Avenue, 22nd Floor
Los Angeles, CA 90071-3132
(213) 680-6646 (Office)
 (213) 830-8605 (Fax)

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust’s amended and restated certificate of trust and amended and restated by-laws, responsibility for the management of the affairs and business of the Trust is vested in the Board, that by resolution duly adopted and attached to this Application as Exhibit A, the Board has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, that under the provisions of the Subsidiary’s articles of incorporation and bylaws, responsibility for the management of the affairs and business of the Subsidiary is vested in the board of directors of the Subsidiary, that by resolution duly adopted and attached to this Application as Exhibit C, the board of directors of the Subsidiary has authorized any officer of the Subsidiary to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officers of the Advisor are fully authorized under the Advisor’s certificate of incorporation and by-laws to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[Signature page follows]

IN WITNESS WHEREOF, each Applicant has caused this Fourth Amended and Restated Application to be duly executed as of the date set forth below:

INVESTMENT MANAGERS SERIES TRUST

By:	/s/ JOY AUSILI

Name:	Joy Ausili

Title:	Secretary

RAMIUS TRADING STRATEGIES MF LTD.

By:	/s/ THOMAS W. STRAUSS

Name:	Thomas W. Strauss

Title:	Director

RAMIUS TRADING STRATEGIES LLC

By:	/s/ MICHAEL BENWITT

Name:	Michael Benwitt

Title:	General Counsel

January 8, 2016

EXHIBITS TO APPLICATION

The following materials are part of this Fourth Amended and Restated Application and are attached hereto:

Document	Designation
Certification of Trust Pursuant to Rule 0-2(c)(1)	Exhibit A
Certification of Advisor Pursuant to Rule 0-2(c)(1)	Exhibit B
Certification of Subsidiary Pursuant to Rule 0-2(c)(1)	Exhibit C
Verification of Trust Pursuant to Rule 0-2(d)	Exhibit D
Verification of Advisor Pursuant to Rule 0-2(d)	Exhibit E
Verification of Subsidiary Pursuant to Rule 0-2(d)	Exhibit F

EXHIBIT A – CERTIFICATION OF TRUST PURSUANT TO RULE 0-2(c)(1)

INVESTMENT MANAGERS SERIES TRUST

I, Joy Ausili, do hereby certify that I am the duly elected Secretary of Investment Managers Series Trust (the “Trust”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Trust Instrument and By-Laws of the Trust have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Board of Trustees of the Trust adopted the following resolution at a meeting duly called and held on March 19, 2015, in accordance with the By-Laws of the Trust:

RESOLVED, that the appropriate officers of the Trust are authorized to file on behalf of the Trust an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Trust and Ramius Trading Strategies LLC (the “Advisor”) from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisors of a Trust series, or trading advisors to directly or indirectly wholly-owned subsidiaries of a Trust series, for which the Advisor serves as investment adviser (each a “Sub-Advised Fund”) and to make material changes to the sub-advisory agreements with sub-advisors of a Sub-Advised Series and trading advisory agreements with trading advisors of a Sub-Advised Series without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-advisor and trading advisor compensation.

Dated: January 8, 2016

INVESTMENT MANAGERS SERIES TRUST

By:	/s/ JOY AUSILI
Name: Joy Ausili
Title: Secretary

EXHIBIT B – CERTIFICATION OF ADVISOR PURSUANT TO RULE 0-2(c)(1)

RAMIUS TRADING STRATEGIES LLC

I, Michael Benwitt, do hereby certify that I am General Counsel of Ramius Trading Strategies LLC (the “Advisor”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Advisor’s organizational documents have been taken and the person signing and filing the Application on behalf of the Trust is fully authorized to do so; and that the Manager of the Advisor has adopted the following resolution on June 2, 2015, in accordance with its organizational documents:

RESOLVED, that that the appropriate officers of the Advisor are authorized to file on behalf of the Advisor an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting Investment Managers Series Trust (the “Trust”) and the Advisor from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Advisor, subject to the supervision of the Trust’s Board of Trustees, to appoint new sub-advisors of a Trust series, or trading advisors to directly or indirectly wholly-owned subsidiaries of a Trust series, for which the Advisor serves as investment adviser (each a “Sub-Advised Fund”) and to make material changes to the sub-advisory agreements with sub-advisors of a Sub-Advised Series and trading advisory agreements with trading advisors of a Sub-Advised Series without obtaining shareholder approval of the applicable Sub-Advised Series; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-advisor and trading advisor compensation.

Dated: January 8, 2016

RAMIUS TRADING STRATEGIES LLC

/s/ MICHAEL BENWITT
Name: Michael Benwitt
Title: General Counsel

EXHIBIT C – CERTIFICATION OF SUBSIDIARY PURSUANT TO RULE 0-2(c)(1)

RAMIUS TRADING STRATEGIES MF LTD.

I, Thomas W. Strauss, do hereby certify that I am a duly elected director of Ramius Trading Strategies MF Ltd. (the “Company”); that, with respect to the attached application for exemptive relief from certain provisions of the Investment Company Act of 1940 and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Company’s organizational documents have been taken and the person signing and filing the Application on behalf of the Company is fully authorized to do so; and that the Company has adopted the following resolution on  June 2, 2015 in accordance with its organizational documents:

It is unanimously resolved that:

The Company be, and it hereby is, authorized to be a co-applicant with respect to the application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the 1940 Act (File No. 812-14003), exempting Investment Managers Series Trust, the Company and Ramius Trading Strategies LLC from: (i) the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit, among other things, Ramius Trading Strategies LLC to appoint new sub-advisers to the Company in accordance with and subject to the terms and conditions of the proposed order; and (ii) the disclosures required pursuant to Item 14(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation;

Dated: January 8, 2016

RAMIUS TRADING STRATEGIES MF LTD.

By:	/s/ THOMAS W. STRAUSS
Name: Thomas W. Strauss
Title: Director

EXHIBIT D – VERIFICATION OF TRUST PURSUANT TO RULE 0-2(d)

INVESTMENT MANAGERS SERIES TRUST

The undersigned states that she has duly executed the attached application dated January 8, 2016, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Investment Managers Series Trust (“Trust”); that she is Secretary of the Trust and is authorized to sign the Application on behalf of the Trust; and that all action by shareholders and the Trust’s Board of Trustees necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that she is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of her knowledge, information, and belief.

Dated: January 8, 2016

By:	/s/ JOY AUSILI
Name: Joy Ausili
Title: Secretary

EXHIBIT E – VERIFICATION OF ADVISOR PURSUANT TO RULE 0-2(d)

RAMIUS TRADING STRATEGIES LLC

The undersigned states that he has duly executed the attached application dated January 8, 2016, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Ramius Trading Strategies LLC (the “Advisor”); that he is General Counsel of the Advisor and is authorized to sign the Application on behalf of the Advisor; and that all action by shareholders and directors necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that he is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

Dated: January 8, 2016

By:	/s/ MICHAEL BENWITT
Name: Michael Benwitt
Title: General Counsel

EXHIBIT F – VERIFICATION OF SUBSIDIARY PURSUANT TO RULE 0-2(d)

RAMIUS TRADING STRATEGIES MF LTD.

The undersigned states that he has duly executed the attached application dated January 8, 2016, for an Order pursuant to Section 6(c) of the Investment Company Act of 1940 (“1940 Act”), on behalf of Ramius Trading Strategies MF Ltd. (the “Subsidiary”); that he is Director of the Subsidiary and is authorized to sign the Application on behalf of the Subsidiary; and that all action necessary to authorize the undersigned to execute and file the application has been taken. The undersigned further states that he is familiar with the application, and the contents thereof, and the facts therein set forth are true to the best of his knowledge, information, and belief.

Dated: January 8, 2016

By:	/s/ THOMAS W. STRAUSS
Name: Thomas W. Strauss
Title: Director